Exhibit 99.7

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Sarah WACHTER
Tel. : 33 (1) 47 44 42 30

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL S.A.
Capital 6 781 261 540 euros
542 051 180 R.C.S. Nanterre

www.total.com

FOR IMMEDIATE RELEASE

Total Signs Agreement to Explore the Southern
Part of the Rub Al-Khali

Paris, November 15, 2003 — Total announces the official signature of the agreement under which a consortium comprising Saudi Aramco, Shell and Total will explore a gas area covering more than 200,000 square kilometers in the southern part of the Rub Al-Khali (Empty Quarter) in the Kingdom of Saudi Arabia.

The agreement was signed today in Riyadh by His Excellency Ali I. Al-Naimi, Saudi Arabia’s Minister of Petroleum and Mineral Resources, and the Chairmen of the three companies concerned.

Total, with a 30% interest, is partnered with Saudi Aramco (30%) and Shell (40%), leader of the joint venture that will be formed by year-end. Tenders for seismic surveying are expected to be issued in first-quarter 2004. In the event of a discovery, the gas produced will contribute to the industrial development of the Kingdom.

“Total is honored and delighted to have been chosen by Saudi Arabia to take part in the long-term development of its gas resources. This agreement will enable Total to further strengthen its long-standing cooperation with Saudi Aramco. Total will bring its experience, expertise and technology to the joint venture to ensure the project’s success,” commented Thierry Desmarest, Chairman and CEO of Total.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals through its chemicals branch, Atofina. Total has 121,500 employees worldwide. More information can be found on the company’s website: www.total.com